UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING

             [ ] Form 10-K [ ] Form 20-F [ ] Form 11-K [X] Form 10-Q

                                                       SEC FILE NUMBER: 0-30583

For Period Ended: June 30, 2002

[     ] Transition Report on Form 10-KSB
[     ] Transition Report on Form 20-F
[     ] Transition Report on Form 11-K
[     ] Transition Report on Form 10-QSB
[     ] Transition Report on Form N-SAR



Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.



If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


PART I - REGISTRANT INFORMATION

Full Name of Registrant
Thaon Communications, Inc.

Former Name if Applicable                            N/A

Address of Principal Executive Office:
51 Zaca Lane, Suite 120
San Luis Obispo, California 93401

PART II--RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b) the following should be completed. (Check box if appropriate)

[   ]             (a)      The reasons described in reasonable detail in

                           Part III of this form could not be eliminated without unreasonable effort or expense;


[X]               (b)      The subject annual report, semiannual report,
                           transition report on Form 10-K, Form 2-F, 11-F, or
                           Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date;

[   ]             (c)      The accountant's statement or other exhibit required
                           by Rule 12b-25(c) has been attached if applicable.


PART III - NARRATIVE

State below in reasonable detail the reasons why form 10-K, 11-K, 20-F, 10-Q or N-SAR or portion thereof could not be filed within the prescribed time period.

         The Company's independent auditor has not yet completed the accounting documentation required for the Form 10-QSB.


PART IV - OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification.

                           Adam Anthony     President          (805) 544-3900
                        -------------------------------------------------------
                           (Name)           (Title)          (Telephone Number)

         (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer if no, identify report(s).

                                           (X) Yes  (   )  No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                           ( X ) Yes  (   ) No

                  If so, attach an explanation of the anticipated change, both narrative and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                  As a result of the Company's December 2000 acquisition of Prime Time Media Solutions ("PTMS"), the Company's revenues and expenses increased dramatically for the year ended December 31, 2001. However, certain members of PTMS's management left the Company's employment in July 2001, and caused approximately 70% of PTMS's clients to leave PTMS. Accordingly, the Company's revenues were significantly greater in the first three months of 2001 than the first three months of 2002. At this time, a quantitative explanation of the change in the results of operation is not available because the Company awaits accounting documentation from its independent auditor.



                           Thaon Communications, Inc.
                           --------------------------
                  (Name of Registrant as specified in Charter)

         has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:       August 14, 2002
         --------------------
By:      /s/ Adam Anthony
         --------------------
Name:    Adam Anthony
Title:   President